Filed by The PNC Financial Services Group, Inc. Pursuant to Rule 425 under the Securities Act of 1933 under the Securities Exchange Act of 1934, as amended Subject: The PNC Financial Services Group, Inc. Commission File Number: 001-09718 The following is a transcript excerpt of an interview that CNBC aired on September 9, 2025 with PNC’s Chairman and Chief Executive Officer William S. Demchak. Sara Eisen, CNBC: Welcome back to Squawk on the Street here from the Barclays Financial Services conference, PNC announcing plans to buy first Bank for $4.1 billion this week, expanding into Arizona, giving PNC a substantial presence in Colorado. Joining me exclusively here at the Barclays Global Financial Services conference, PNC CEO Bill Demchak. Bill, great to see you. Welcome you sir. So why this deal? Why now? William S. Demchak, PNC Chairman and Chief Executive Officer: It was there. You know, it's a rifle shot in Colorado and Arizona that basically fills out a place where otherwise building branches, we don't have to build there anymore. We can focus on new markets to build in. You know, banks are sold, not bought. They had reasons that they thought it was time to sell. And it's, you know, it's a gem of a little institution. Sara Eisen, CNBC: Is this, are we going to see a lot more of this kind of thing from you? William S. Demchak, PNC Chairman and Chief Executive Officer: You know, banking is unpredictable. Everybody thinks that there's going to be a big merger wave. And you know, I just said that banks are sold. They're not bought. Right now the environment is so friendly for banks. Interest rates are right sizing, credit's good, consumers are spending. So everybody feels pretty good. Nobody wants to sell. Banks are usually sold when the economy's in trouble, when somebody, you know, messed up and there's a crisis and I just don't see that. So, no, I don't. Sara Eisen, CNBC: So you're pushing back against the merger wave. William S. Demchak, PNC Chairman and Chief Executive Officer:

Yeah. I don't you know, I think each one is unique and has a story as, as FirstBank did. I don't think you're going to see big bank deals. I think life is too easy for banks, even ones that aren't necessarily good long-term performers. Sara Eisen, CNBC: Because the thinking is the smaller banks eventually need scale, and we have a friendlier regulatory environment. And those two things should add up to more M&A. William S. Demchak, PNC Chairman and Chief Executive Officer: Rationally. The world isn't always rational. Scale matters. I think that was one of the things FirstBank saw was they wanted to be able to keep their current customers and offer them, you know, newer, better products as the customers grew. Not everybody thinks that way. I think over time, competition is going to cause that outcome. But people take their time. There's a lot of other things that come into play when you know when and if and before a bank is sold. Sara Eisen, CNBC: So it was just a good opportunity for you, because one of the questions that I got talking to a lot of analysts ahead of speaking to you is, why didn't he go for something bigger? He's had ambitions of being a bigger bank. Why didn't we see a bigger deal? William S. Demchak, PNC Chairman and Chief Executive Officer: We have ambitions of being a national coast-to-coast bank, right, where we have kind of ubiquitous retail presence across all the markets that matter. How we get there is a long and varied path. You know, we're 165 years old. We purchased, I don't know, dozens of banks through our history. I just I think in this environment, it's unlikely that you're going to see large banks for sale. Sara Eisen, CNBC: Because it's a good environment. William S. Demchak, PNC Chairman and Chief Executive Officer: Yeah, and we don't we don't need that, right. We're growing organically faster than I think we've ever grown in our history. We're going to onboard more clients this year than we ever have. Sara Eisen, CNBC: Why? What's driving that? William S. Demchak, PNC Chairman and Chief Executive Officer: It's the newer markets we're in. You know, we've moved from slower growth markets. You know, if you think of the Northeast, in Pennsylvania down into Florida and Texas and now Colorado, with FirstBank, population growth, wealth growth. And we're good at what we do. So we're gaining share in all of those markets. So we don't you know, eventually we're going to be a national coast-to-coast bank. It doesn't have to be tomorrow. It has to be a path that we're on for the next, you know, forever period of time. Growing organically. We'll do acquisitions if they show up and they make sense, but we're not dependent on it.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication contains statements regarding PNC; FirstBank; the proposed transaction between PNC and FirstBank; future financial and operating results; benefits and synergies of the transaction; future opportunities for PNC; the issuance of common stock of PNC contemplated by the Agreement and Plan of Merger by and among PNC, FirstBank and Summit Merger Sub I, Inc. (the “Merger Agreement”); the expected filing by PNC with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of PNC and a proxy statement of FirstBank to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about PNC and its subsidiaries or related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements. These forward-looking statements may include information about PNC’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and PNC’s future capital expenditures and dividends, future financial condition and changes therein, including changes in PNC’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for PNC’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on PNC’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of each of the proposed transactions, and statements about the assumptions underlying any such statement. These forward-looking statements are not guarantees of future performance and are based on expectations and assumptions PNC currently believes to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of PNC’s control, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of PNC, FirstBank or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward- looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to PNC’s business and to FirstBank’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of FirstBank’s business and operations into PNC, will be materially delayed or will be more costly or difficult than expected, or that PNC is otherwise unable to successfully integrate FirstBank’s business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of FirstBank, (5) the ability by each of PNC and FirstBank to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect PNC after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (8) the dilution caused by the issuance of additional shares of PNC’s common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against PNC before or after the transaction, or against FirstBank, (11) diversion of management’s attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of PNC and FirstBank. PNC disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other factors are discussed in PNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC, and other reports and statements PNC has filed with the SEC. Copies of the SEC filings for PNC may be downloaded from the Internet at no charge from https://investor.pnc.com. Additional Information about the Transaction and Where to Find It PNC intends to file with the SEC a Registration Statement on Form S-4 to register the shares of PNC common stock to be issued to the shareholders of FirstBank in connection with the proposed transaction. The Registration Statement will include a Proxy Statement/Prospectus which will be sent to the shareholders of FirstBank in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PNC, FIRSTBANK AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from PNC at https://investor.pnc.com. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request by telephone or mail to The PNC Financial Services Group, Inc., The Tower at PNC Plaza, 300 Fifth Avenue Pittsburgh, Pennsylvania 15222-2401 Attention: Shareholder Services, (800) 982-7652 or to FirstBank Holding Company, 12345 W Colfax Ave, Lakewood, Colorado 80215, Attention: Stock Administrator, (303) 235-1331.

No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.